Exhibit 5.5

LOYENS WINANDY

Bombardier Recreational Products Inc.
1061 Parent Street	bureau 1, allée Scheffer
Saint-Bruno, Québec	L-2520 LUXEMBOURG
Canada J3V 6P1	LUXEMBOURG
téléphone +352 26 26 06 1
fax +352 26 26 20 55
Internet www.loyens.be

Avocats à la Cour
Jean-Pierre Winandy
Dirk Leermakers
Françoise Pfeiffer
Luxembourg, 12 August 2004	Gilles Dusemon
Elisabeth Reinard

Dear Sirs,

1.	We have acted as special legal advisers in the Grand Duchy of Luxembourg (Luxembourg) to Bombardier Recreational Products Inc. in connection with the issue of registered 8 3/8% senior subordinated notes due 2013 (the Exchange Notes) in exchange of all of its outstanding 8 3/8% senior subordinated notes due 2013 (the Old Notes), further described in the Registration Statement (as defined below).

2.	We have examined:

(1)	an e-mailed copy of the draft Form F-4 Registration Statement under the Securities Act 1933 with regard to the offer to exchange the Old Notes by the Exchange Notes (the Registration Statement).

(2)	a copy of a draft power of attorney to be executed by each of BRP (Luxembourg) 1, BRP (Luxembourg) 2 S.àr.l., BRP (Luxembourg) 3 S.àr.l; BRP (Luxembourg) 4 S.ár.l; BRP (Luxembourg) 5 S.àr.l. (collectively the Companies; each a Company) (the Powers of Attorney).

(3)	all the documents listed in paragraphs 1 and 2 (1) to and including 2. (27) of our legal opinion dated 18 December 2003 (the 2003 Opinion) rendered in connection with the issue of the Old Notes and the granting of guarantees by the Companies pursuant to the Agreements (as defined in the 2003 Opinion).

Except as stated above, we have not, for the purposes of this legal opinion, examined any agreements, deeds or other documents relating to the Agreements or entered into by or affecting any party (including the Companies) to any such agreements, deeds or other documents, or any corporate records of any such

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party, and have not made any other enquiries concerning any such party. In particular, but without limitation, we have not investigated whether any such party will, by reason of the transactions contemplated by the Agreements (and any document in connection therewith), be in breach of any of its obligations under any such agreements, deeds or other documents.

Capitalised terms used in this legal opinion and not otherwise defined herein have the same meaning as in the 2003 Opinion.

3.	We assume:

(a)	the genuineness of all signatures, stamps and seals, the conformity to the originals of all the documents submitted to us as certified, photostatic, faxed or e-mailed copies, the authenticity of the originals of such documents and conformity to the executed originals of all documents examined in draft form only;

(b)	that all factual matters and statements relied upon or assumed herein are and were true and complete on the date of execution of the Agreements (and any documents in connection therewith) and the date of the exchange offer contemplated by the Registration Statement;

(c)	that all authorisations, approvals and consents of any country (other than Luxembourg) which may be required in connection with the execution, delivery and performance of the Agreements (and any documents in connection therewith) have been or will be obtained, that each of the parties (other than the Companies) to the Agreements has the capacity, power, authority and right to enter into the Agreements to which it is expressed to be a party and to perform its obligations thereunder and that all internal corporate or other authorisation procedures by each party (other than the Companies) for the execution by it of the Agreements (and any documents in connection therewith) to which it is expressed to be a party, have been duly fulfilled;

(d)	that the Agreements are legal, valid, binding upon, and enforceable against, the respective parties thereto as a matter of all relevant laws (other than the laws of Luxembourg), and in particular their expressed governing law;

(e)	that the Powers of Attorney have been signed on behalf of the Companies by their respective manager, and as regards BRP (Luxembourg) 5 Sàr.l, by one of its managers, who at the time of signing thereof has been in office;

(f)	that there are no provisions of the laws of any jurisdiction outside Luxembourg which would adversely affect, or otherwise have any negative impact on, the opinions expressed in this legal opinion.

We express no opinion, nor do we imply any opinion, as to any laws other than the laws of Luxembourg.

4.	Based upon, and subject to, the assumptions made above and the qualifications set out below and the assumptions and qualifications made in the 2003 Opinion

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which shall apply mutatis mutandis to this legal opinion, and subject to any matters not disclosed to us, we are of the opinion that, under the laws of Luxembourg in effect, and as published, construed and applied by the Luxembourg courts, on the date hereof:

(a)	Status

Each of the Companies is a private limited liability company (société à responsabilité limitée) duly incorporated under the laws of Luxembourg for an unlimited duration.

(b)	Powers and authority

The Companies have the corporate power and authority to enter into and perform the obligations expressed to be assumed by any of them under the Agreements to which they are a party and have taken all necessary corporate action to authorise the execution, delivery and performance of the Agreements to which they are a party.

In particular, the execution, delivery and the performance by the relevant Companies of their obligations under the guarantees given pursuant to the Agreements to which they are a party and to be endorsed by them on the Exchange Notes have been duly authorised by all necessary corporate action on the part of the respective Companies.

5.	This legal opinion is subject to the following (additional) qualifications:

(a)	The validity, legality, performance, enforceability and effectiveness of the Agreements is subject to all limitations by reasons of any bankruptcy (faillite), insolvency, moratorium, controlled management (gestion contrôlée), suspension of payments (sursis de paiement), court ordered liquidation or reorganisation or fraudulent conveyance (actio pauliana), or similar Luxembourg or foreign laws affecting the rights of creditors generally.

(b)	This legal opinion is as of this date and we undertake no obligation to update it or to advise of changes hereafter occurring. We express no opinion as to any matters other than those expressly set forth herein, and no opinion is, or may be, implied or inferred herefrom. We express no opinion as to matters of fact. This legal opinion is strictly limited to the Agreements and does not relate to any extent to any other agreement or matter.

6.	This legal opinion is given on the express condition, accepted by each person who is entitled to rely on it, that this legal opinion and all rights, obligations or liability in relation to it are governed by, and shall be construed in accordance with, Luxembourg law and that any action or claim in relation to it can only be brought exclusively before the courts of Luxembourg. Luxembourg legal concepts are expressed in English terms and not in their original French or German terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. It should be noted that there are always irreconcilable differences between languages making it

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impossible to guarantee a totally accurate translation or interpretation. In particular, there are always some legal concepts which exist in one jurisdiction and not in another, and in those cases it is bound to be difficult to provide a completely satisfactory translation or interpretation because the vocabulary is missing from the language. We accept no responsibility for omissions or inaccuracies to the extent that any are attributable to such factors.

This legal opinion is given to you exclusively in connection with the execution by the Companies of the Agreements and the exchange offer with regard to the Exchange Notes contemplated by the Registration Statement. You may not give copies of this legal opinion to others, or enable or allow any person or persons to make public, to quote, to circulate, to rely upon, to refer to or otherwise use part or all of this legal opinion, without our prior written permission. Notwithstanding anything to the contrary set forth herein, this opinion, may be relied upon by Ropes & Gray LLP in connection with the delivery of an opinion pursuant to the exchange offer contemplated by the Registration Statement. We further consent to the filing of this opinion with any registration statement of the Companies and the inclusion of our name under the caption “Legal Matters” in any prospectus included therein.

Yours faithfully,

LOYENS WINANDY

By:	/s/ Jean-Pierre Winandy
Jean-Pierre Winandy

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The Lead Arrangers, the other Agents
and each Lender party to the
Credit Agreement referred to below	bureau 5, rue Eugène Ruppert
L-2453 LUXEMBOURG
Merrill Lynch & Co.	LUXEMBOURG
Merrill Lynch, Pierce, Fenner & Smith Incorporated	telephone +352 26 06 22 18
UBS Securities LLC	fax +352 26 06 20 87
Harris Nesbitt Corp.	internet www.loyens.be
RBC Dominion Securities Corporation	Avocats à la Cour
c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated	Jean-Pierre Winandy
4 World Financial Center	Dirk Leermakers
New York, New York 10080	Françoise Pfeiffer
As Representative of the several Initial Purchasers	Gilles Dusemon
Elisabeth Reinard
U.S. Bank National Association
60 Livingston Avenue
EP-MN-WS3C
St. Paul Minnesota 55107-2292
As Trustee

Luxembourg, December 18, 2003

Dear Sirs,

1.	We have acted as special legal advisers in the Grand Duchy of Luxembourg (Luxembourg) to BRP (Luxembourg) 5 S.àr.l. and its affiliates in connection with the issue of 8 3/8% senior subordinated notes due 2013 by Bombardier Recreational Products Inc. (the Notes) and the entry into a credit agreement relating to CDN$ 250,000,000 revolving facilities and US$ 280,000,000 term facilities by and among Bombardier Recreational Products Inc., as Canadian Borrower, BRP (USA) Inc., as U.S. Revolving Borrower, BRP Holding LP, as U.S. Term Borrower, J.A. Bombardier (J.A.B) Inc. and the other Guarantors party thereto from time to time, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Global Transaction Coordinator, Royal Bank of Canada, as Canadian Transaction Coordinator, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, as Joint Book Runners and Lead Arrangers of the Term Facilities, BMO Nesbitt Burns Inc. and Royal Bank of Canada, as Joint Book Runners and Lead Arrangers of the Revolving Facilities, Bank of Montreal, as Administrative Agent, and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Royal Bank of Canada, as Co-Syndication Agents, General Electric Capital Corporation, as Documentation Agent and the Lenders party thereto from time to time.

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2.	We have examined:

(1)	an e-mailed copy of the preliminary offering memorandum relating to the Notes dated December 1, 2003;

(2)	a copy of a purchase agreement in respect of the Notes dated December 18, 2003 between Merrill Lynch & Co, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Harris Nesbitt Corp, RBC Dominion Securities Corporation, as representative of several Initial Purchasers and Bombardier Recreational Products Inc, and the Guarantors (as defined therein), including the joinder agreement attached thereto (the Purchase Agreement);

(3)	a copy of a registration rights agreement dated December 18, 2003 relating to the Purchase Agreement by and among Bombardier Recreational Products Inc. and the Guarantors listed therein and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative of the Initial Purchasers named there in (the Registration Rights Agreement);

(4)	a copy of an indenture dated December 18, 2003 among Bombardier Recreational Products Inc., the Guarantors (as defined therein) and U.S. Bank National Association, as trustee (the Indenture);

(5)	a copy of the Credit Agreement dated December 18, 2003;

(6)	a copy of a CAN$ 20,000,000 loan agreement dated December 18, 2003 between BRP (Luxembourg) 5 S.àr.l., as lender and BRP (Finland) Oy, as borrower (the Finnish Loan Agreement);

(7)	a copy of a pledge agreement dated December 18, 2003 between BRP (Luxembourg) 5 S.àr.l as pledgor and the Creditors represented by the Administrative Agent, as pledgee in respect of a pledge over the shares in BRP (Finland) Oy;

(8)	a copy of a pledge agreement dated December 18, 2003 between BRP (Luxembourg) 5 S.àr.l. as pledgor and the Creditors represented by the Administrative Agent, as pledgee in respect of a pledge over the receivables under the Luxembourg Loan Agreement 3 and the Finnish Loan Agreement.

(9)	a copy of a pledge agreement dated December 18, 2003 between BRP (Luxembourg) 5 S.àr.l as pledgor and the Creditors represented by the Administrative Agent, as pledgee in respect of a pledge over the shares in Sonis Beteiligungsverwaltungs GmbH (the Austrian Pledge Agreement);

(10)	a copy of a pledge agreement dated December 18, 2003 between BRP (Luxembourg) 5 S.àr.l as pledgor and the Creditors represented by the Administrative Agent, as pledgee in respect of a pledge over the shares in Bombardier Recreational Products Europe N.V. (the Belgian Pledge Agreement);

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(11)	a copy of a CAN$ 80,000,000 loan agreement dated December 18, 2003 between BRP (Barbados) Inc., as lender and BRP (Luxembourg) 5 S.àr.l, as borrower (the Luxembourg Loan Agreement 1);

(12)	a copy of a Euro equivalent to CAN$ 22,500,000 loan agreement dated December 18, 2003 between BRP (Barbados) Inc., as lender and BRP (Luxembourg) 5 S.àr.l, as borrower (the Luxembourg Loan Agreement 2);

(13)	a copy of a CAN$ 80,000,000 loan agreement dated December 18, 2003 between BRP (Luxembourg) 5 S.àr.l, as lender and BRP (Finland) Oy, as borrower (the Luxembourg Loan Agreement 3);

(14)	a copy of a pledge agreement dated December 18, 2003 between BRP (Barbados) Inc. as pledgor, the Creditors represented by the Administrative Agent, as pledgee and BRP (Luxembourg) 5 S.àr.l, as debtor, in respect of a pledge over the receivables under the Luxembourg Loan Agreement 1 and the Luxembourg Loan Agreement 2 (the Luxembourg Pledge Over Receivables);

(15)	a copy of a pledge agreement dated December 18, 2003 between Bombardier Recreational Products Inc. as pledgor and the Creditors represented by the Administrative Agent, as pledgee in respect of a pledge over the shares in BRP (Luxembourg) 1 S.àr.l;

(16)	a copy of a pledge agreement dated December 18, 2003 between BRP (Luxembourg) 1 S.àr.l. as pledgor and the Creditors represented by the Administrative Agent, as pledgee in respect of a pledge over the shares in BRP (Luxembourg) 2 S.àr.l;

(17)	a copy of a pledge agreement dated December 18, 2003 between BRP (Luxembourg) 2 S.àr.l. as pledgor and the Creditors represented by the Administrative Agent, as pledgee in respect of a pledge over the shares in BRP (Luxembourg) 3 S.àr.l;

(18)	a copy of a pledge agreement dated December 18, 2003 between BRP (Luxembourg) 3 S.àr.l. as pledgor and the Creditors represented by the Administrative Agent, as pledgee in respect of a pledge over the shares in BRP (Luxembourg) 4 S.àr.l;

(19)	a copy of a pledge agreement dated December 18, 2003 between BRP (Luxembourg) 4 S.àr.l. as pledgor and the Creditors represented by the Administrative Agent, as pledgee in respect of a pledge over the shares in BRP (Luxembourg) 5 S.àr.l;

(20)	a copy of a pledge agreement dated December 18, 2003 between BRP (Barbados) Inc., as pledgor and the Creditors represented by the Administrative Agent, as pledgee in respect of a pledge over a EUR 215 million bearer bond (the Bond Pledge Agreement);

(21)	a copy of a custody agreement between ING Luxembourg S.A. and Bank of Montreal (the Custody Agreement);

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(22)	a copy of the minutes of the board of managers of BRP (Luxembourg) 5 S.âr.I. dated December 9, 2003 (the Minutes);

(23)	a copy of the articles of association and of the shareholder’s resolution of BRP (Luxembourg) 1 S.àr.l. dated December 4, 2003;

(24)	a copy of the articles of association and of the shareholder’s resolution of BRP (Luxembourg) 2 S.àr.l., dated December 4, 2003;

(25)	a copy of the articles of association and of the shareholder’s resolution of BRP (Luxembourg) 3 S.àr.l. dated December 4, 2003;

(26)	a copy of the articles of association and of the shareholder’s resolution of BRP (Luxembourg) 4 S.àr.l. dated December 4, 2003;

(27)	a copy of the articles of association and of the shareholder’s resolution of BRP (Luxembourg) 5 S.àr.l. dated December 4, 2003.

The documents listed in paragraphs 2.(2) to and including 2.(20) above are hereinafter collectively referred to as the Agreements. The documents listed in paragraphs 2.(2) to and including 2.(5) above are hereinafter collectively referred to as the New York Documents. The documents listed in paragraphs 2.(6) to and including 2.(8), above are hereinafter collectively referred to as the Finnish Agreements. The documents listed in paragraphs 2.(11) to and including 2.(20) above are hereinafter collectively referred to as the Luxembourg Agreements. The documents listed in paragraphs 2(15) to and including 2.(19) above are hereinafter collectively referred to as the Luxembourg Share Pledge Agreements. The documents listed in paragraphs 2(14) to and including 2.(20) above are hereinafter collectively referred to as the Luxembourg Pledge Agreements. The documents listed in paragraphs 2.(23) to and including 2.(27) are hereinafter collectively referred to as the Articles.

BRP (Luxembourg) 1 S.àr.l., BRP (Luxembourg) 2 S.àr.l., BRP (Luxembourg) 3 S.àr.l., BRP (Luxembourg) 4 S.àr.l., BRP (Luxembourg) 5 S.àr.l. are hereinafter collectively referred to as the Companies, each a Company.

Except as stated above, we have not, for the purposes of this legal opinion, examined any agreements, deeds or other documents relating to the Agreements or entered into by or affecting any party to any such agreements, deeds or other documents, or any corporate records of any such party, and have not made any other enquiries concerning any such party. In particular, but without limitation, we have not investigated whether any such party will, by reason of the transactions contemplated by the Agreements (and any document in connection therewith), be in breach of any of its obligations under any such agreements, deeds or other documents.

2.	We assume:

(a)	the genuineness of all signatures, stamps and seals, the conformity to the originals of all the documents submitted to us as certified, photostatic, faxed or e-mailed copies, the authenticity of the originals of such documents and conformity to the executed originals of all documents examined in draft form only;

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(b)	that all factual matters and statements relied upon or assumed herein are and were true and complete on the date of execution of the Agreements (and any documents in connection therewith);

(c)	that all authorisations, approvals and consents of any country (other than Luxembourg) which may be required in connection with the execution, delivery and performance of the Agreements (and any documents in connection therewith) have been or will be obtained, that each of the parties (other than the Companies) to the Agreements has the capacity, power, authority and right to enter into the Agreements to which it is expressed to be a party and to perform its obligations thereunder and that all internal corporate or other authorisation procedures by each party (other than the Companies) for the execution by it of the Agreements (and any documents in connection therewith) to which it is expressed to be a party, have been duly fulfilled;

(d)	that the Agreements are legal, valid, binding upon, and enforceable against, the respective parties thereto as a matters of all relevant laws (other than the laws of Luxembourg), and in particular their expressed governing law;

(e)	that the respective choice of law to govern the Agreements and the submission by the parties to the Agreements to the courts referred in the Agreements with regard to any disputes under the Agreements, is valid and binding under the laws of any applicable jurisdiction (other than Luxembourg) and that such choice of law and submission to jurisdiction would be recognised and given effect by the courts of any jurisdiction (other than Luxembourg);

(f)	that there are no provisions of the laws of any jurisdiction outside Luxembourg which would adversely affect, or otherwise have any negative impact on, the opinions expressed in this legal opinion;

(g)	that each of the parties to the Agreements (other than the Companies) is a company duly organised, incorporated and validly existing in accordance with the laws of the jurisdiction of its respective registered office and/or central administration and/or principal place of business;

(h)	that the Agreements (and any documents in connection therewith) to which any of the Companies is a party have been signed on behalf of the relevant Company by a manager of the relevant Company who at the time of signing thereof has been in office;

(i)	that each of the Companies complies with, and adheres to, the provisions of the Luxembourg act dated 31 May 1999 concerning the domiciliation of companies;

(j)	that the principal place of business (principal établissement) and (for the purposes of the Council regulations (EC) No 1346/2000 of 29 May 2000 on insolvency proceedings (the EU Insolvency Regulation)) the centre of main interest (centre des intrérêts principaux) of the Companies are located at the

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place of its registered office (siège statutaire) in Luxembourg and that none of the Companies has an establishment (as such term is defined in the EU Insolvency Regulation) outside Luxembourg;

(k)	that none of the Companies does meet the criteria, or threaten to meet the criteria for becoming subject to bankruptcy (faillite), insolvency, moratorium, controlled management (gestion contrôlée), suspension of payments (sursis de paiement), court ordered liquidation or reorganisation or any similar procedure affecting the rights of creditors generally (Insolvency Proceedings) on the date hereof and that none of the Companies will become subject to Insolvency Proceedings as a consequence of entering into the Agreements in any relevant jurisdiction;

(1)	that, insofar as any obligation of any of the Companies under the Agreements (or any document in connection therewith) to which it is a party, fails to be performed in, or is otherwise affected by, the laws of any jurisdiction other than the laws of Luxembourg, its performance would not be illegal or ineffective under the laws of that jurisdiction;

(m)	that all payments and transfers made by, on behalf of, in favour of, or for the account of, any of the Companies are made on arm’s length terms and are in accordance with market practice;

(n)	that the Minutes have not been amended, rescinded or revoked;

(o)	that the entry by each of the Companies into the Agreements to which it is a party will materially benefit the relevant Company and is in the best interest, and for the corporate benefit of the relevant Company;

(p)	that none of the assets including any securities, rights, claims or accounts over which a charge, mortgage or other security interest is granted, or which are assigned, under any of the Agreements (other than the Luxembourg Pledge Agreements) is (or will be) located or is (or will be) deemed to be located in Luxembourg;

(q)	that the clauses in the Agreements providing for limitations of liability, the possibility to withdraw from the Agreements (or to defer the performance thereof) or the granting of competence to courts other than those normally competent have been individually negotiated and accepted; and

(r)	that, in respect of the Agreements and any transaction contemplated by, referred to in, provided for or effected by the Agreements, the parties to the Agreements entered into the Agreements with good faith, for the purpose of carrying out their business and without any intention to defraud or deprive of any legal benefit any other parties (such as third parties and in particular creditors) or to circumvent any mandatory laws or regulations of any jurisdiction.

We express no opinion, nor do we imply any opinion, as to any laws other than the laws of Luxembourg.

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3.	Based upon, and subject to, the assumptions made above and the qualifications set out below and subject to any matters not disclosed to us, we are of the opinion that, under the laws of Luxembourg in effect, and as published, construed and applied by the Luxembourg courts, on the date hereof:

(a)	Status

Each of the Companies is a private limited liability company (société à responsabilité Iimitée) duly incorporated under the laws of Luxembourg for an unlimited duration.

(b)	Powers and authority

The Companies have the corporate power and authority to enter into and perform the obligations expressed to be assumed by any of them under the Agreements to which they are a party and have taken all necessary corporate action to authorise the execution, delivery and performance of the Agreements to which they are a party.

(c)	Legal validity

The Luxembourg Agreements constitute legal, valid, binding and enforceable obligations of the Companies in accordance with their respective terms and are in proper form for their enforcement in the courts of Luxembourg.

The Luxembourg Pledge Over Receivables creates legal, valid and binding security subject to any preferential rights or causes or preference provided for by Luxembourg law.

The Luxembourg Share Pledge Agreements create legal, valid and binding security subject to the registration of the Pledge created thereunder into the shareholder’s register of the relevant Company and to any preferential rights or causes or preference provided for by Luxembourg law.

The Bond Pledge Agreement creates legal, valid and binding security subject to the physical delivery of the Bond to the Pledgee or a third party holder agreed among the parties and to any preferential rights or causes or preference provided for by Luxembourg law.

(d)	Non conflict with laws

The execution and performance by the Companies of the Agreements (to which they are a party) do not violate (i) any currently applicable law or regulation of Luxembourg relating to private limited liability companies generally, or (ii) the relevant Articles.

(e)	Consents

No authorisations, approvals, consents, licences, exemptions, filings, registrations, notarisations or other requirements of any court or other authority in Luxembourg are required in connection with the entry by the

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Companies into the Agreements (to which they are a party) or for their validity or enforceability against the relevant Companies.

(f)	Stamp duties

No stamp, registration, documentary or similar taxes or charges are payable in Luxembourg in connection with the execution or enforcement of the Agreements.

(g)	No immunity

The Companies are not entitled to claim immunity from jurisdiction or immunity from execution with respect or any action or proceeding brought in connection with their respective obligations under the Agreements (to which they are a party).

(h)	Choice of law

The choice of New York law as the law governing the New York Documents will be upheld as a valid choice of law by the courts of Luxembourg and applied by those courts in proceedings in relation to the New York Documents as the governing law thereof.

The choice of Finnish law as the law governing the Finnish Agreements will be upheld as a valid choice of law by the courts of Luxembourg and applied by those courts in proceedings in relation to the Finnish Agreements as the governing law thereof.

The choice of Belgian law as the law governing the will be upheld as a valid choice of law by the courts of Luxembourg and applied by those courts in proceedings in relation to the Belgian Pledge Agreement as the governing law thereof.

The choice of Austrian law as the law governing the Austrian Pledge Agreement will be upheld as a valid choice of law by the courts of Luxembourg and applied by those courts in proceedings in relation to the Austrian Pledge Agreement as the governing law thereof.

(i)	Submission to jurisdiction

The submission to jurisdiction by the Companies contained in the Agreements (to which they are a party) is valid, binding and enforceable on the respective Companies.

(j)	Enforcement of judgments

(i)	Under the laws of Luxembourg, a final and conclusive judgment (based on legal proceedings commenced by a valid service of process) obtained against the BRP (Luxembourg) 5 S.àr.I in the Helsinki District Court, in any suit, action or proceedings with respect to the Finnish Pledge Agreements, in the courts of Vienna, with respect to the Austrian Pledge Agreement or in the courts of Brussel, with respect to

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the Belgian Pledge Agreement would be enforced by Luxembourg courts subject to the applicable enforcement (exequatur) procedure of the Council regulation (EG) No 44/2001 of 22nd December 2000 on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters (the Council Regulation 44/2001) and provided the recognition of the judgment may not be refused on the grounds specified in articles 34 and 35 of the Council Regulation 44/2001.

(ii)	Under the laws of Luxembourg, a final and conclusive judgment (based on legal proceedings commenced by a valid service of process) obtained against the BRP (Luxembourg) 5 S.àr.l in the courts of the State of New York or any Federal courts in any suit, action or proceedings with respect to the New York Documents would be enforced by Luxembourg courts subject to the applicable enforcement (exequatur) procedure.

(k)	Qualification to do business

It is not necessary under the laws of Luxembourg (i) in order to enable any of the Administrative Agent or Lenders (as defined in the Credit Agreement) to enforce their respective rights under the Agreements or (ii) by reason of the execution or performance of the Agreements by the Administrative Agent or the Lenders, that any of them should be licensed or qualified to carry on business in Luxembourg.

(l)	No adverse consequences

Neither the Administrative Agent nor the Lenders (as defined in the Credit Agreement) are deemed to be resident, domiciled or carrying on business in Luxembourg by reason only of the execution, performance and/or enforcement of the Agreements.

4.	This legal opinion is subject to the following qualifications:

(a)	The validity, legality, performance, enforceability and effectiveness of the Agreements is subject to all limitations by reasons of any Insolvency Proceedings or fraudulent conveyance (actio pauliana), or similar Luxembourg or foreign laws affecting the rights of creditors generally. In particular, in respect of controlled management (gestion contrôlée), the rights of secured creditors are frozen until a decision is taken by the competent court and may be affected by a judgment ordering the reorganisation of the debtor’s business, unless the relevant provisions of the EU Insolvency Regulation apply.

(b)	Payments made, as well as other transactions concluded or performed, during the so-called suspect period (période suspecte) which is fixed by the Luxembourg court and dates back (not more than) six months as from the date on which the Luxembourg court formally adjudicates a person bankrupt, and, as for specific payments and transactions, during ten days before the

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commencement of such period, are subject to cancellation by the Luxembourg court upon proceedings instituted by the Luxembourg insolvency receiver (curateur).

In particular,

(i)	article 445 of the code of commerce sets out an additional period of ten days preceding the suspect period fixed by the court during which specified transactions (such as, in particular, the granting of a security interest for antecedent debts; the payment of debts which have not fallen due, whether payment is made in cash or by way of assignment, sale, set-off or by any other means; the payment of debts which have fallen due by any other means than in cash or by bill of exchange; the sale of assets without consideration or for materially inadequate consideration) must be set aside or declared null and void, if so requested by the insolvency receiver;

(ii)	article 446 of the code of commerce states that payments made for matured debts as well as other transactions concluded for consideration during the suspect period are subject to cancellation by the court upon proceedings instituted by the insolvency receiver if they were concluded with the knowledge of the bankrupt’s cessation of payments; and

(iii)	regardless of the suspect period, article 448 of the code of commerce and article 1167 of the civil code (actio pauliana) give the creditor the right to challenge any fraudulent payments and transactions made prior to the bankruptcy, without limitation of time.

(c)	As used in this legal opinion, the term “enforceable” means that the obligations entered into pursuant to the Agreements are of a type which the Luxembourg courts normally enforce. It does not mean that these obligations will be necessarily enforced in all circumstances in accordance with their respective terms. In particular:

(i)	as stated above, the validity, performance and enforceability may be limited by Luxembourg laws affecting creditors’ rights generally, as well as mandatory provisions of Luxembourg law or principles of Luxembourg international public policy, from time to time in force; and

(ii)	the enforcement of the Agreements (or any document in connection therewith) and the rights and obligations of the parties thereto will be subject to the general principles of Luxembourg law and no opinion is given herein as to the availability of any specific performance remedy, other than monetary damages, for the enforcement of any obligation of the Agreements (or any document in connection therewith).

(d)	There could be circumstances in which Luxembourg law and Luxembourg courts would not treat as conclusive those certificates, documents and determinations, which the Agreements state to be so treated.

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(e)	Any judgment awarded in the courts of Luxembourg may be expressed in a currency other than the euro or the euro equivalent at the time of judgment or payment. However, any obligation to pay a sum or money in any currency other than the euro will be enforceable in Luxembourg in terms of the euro only.

(f)	With respect to the opinions expressed in paragraphs 3.(c), 3.(e), 3.(f) and 3.(j) above, the registration of the Agreements (and/or any document in connection therewith) with the Administration de I’Enregistrement et des Domaines in Luxembourg may be required in the case of legal proceedings before Luxembourg courts (if competent) or, in the case that the Agreements (and/or any document in connection therewith) must be produced before an official Luxembourg authority, in which case either a nominal registration duty or an ad valorem duty (or, for instance, 0.24 (zero point twenty four) per cent of the amount of the payment obligation mentioned in the document so registered) will be payable depending on the nature of the document to be registered. If registration is so required, the Luxembourg courts or the official Luxembourg authority may require that the Agreements (and/or any document in connection therewith) and/or any judgment obtained in foreign courts must be, as the case may be, be translated into French or German.

(g)	With respect to the opinion expressed in paragraph 3.(h) above, the Luxembourg courts would not apply a chosen foreign law if that choice was not made bona fide and if:

(i)	the foreign law were not pleaded and proved; or

(ii)	if pleaded and proved, such foreign law would be contrary to the mandatory provisions of Luxembourg law or manifestly incompatible with Luxembourg international public policy.

(g)	No opinion is given in relation to the accuracy of any representation or warranty given by, or concerning, any of the parties to the Agreements or whether such parties have complied with any covenant, undertaking terms or conditions given by or binding upon them.

(h)	In accordance with the principle fraus omnia corrumpit, a first demand guarantee is not enforceable under Luxembourg law if it is called upon in a manifestly abusive way by the beneficiary of the guarantee.

(i)	If the guarantee granted under certain Agreements would, under Luxembourg law, be construed as a suretyship (cautionnement), as opposed to a first demand guarantee or an independent guarantee, article 2012 of the Luxembourg civil code provides that the validity and enforceability of a suretyship (which constitutes an accessory obligation) is subject to the validity of the (underlying) obligation. It follows that, under Luxembourg laws, the provider of a suretyship is entitled to raise all the defences which can be raised in respect of the (underlying) obligation, except for the defences that are personal to the main obligor whose provisions of article 2012 of the Luxembourg civil code. It is possible that a Luxembourg court would consider

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article 2012 of the Luxembourg civil code to be a point of Luxembourg international public policy that would set aside the relevant foreign governing law.

(j)	With regard to the opinion expressed in paragraph 3.(j)(ii), the granting of exequatur is, pursuant to Luxembourg case law, subject to the following requirements:

-	the foreign court order must be enforceable in the country of origin,

-	the court of origin must have had jurisdiction both according to its own laws and to the Luxembourg conflict of jurisdictions rules,

-	the foreign procedure must have been regular in light of the laws of the country of origin,

-	the foreign decision must not violate the rights of defense,

-	the foreign court must have applied the law which is designated by the Luxembourg conflict of laws rules, or, at least, the order must not contravene the principles underlying these rules,

-	the considerations of the foreign order as well as the judgement as such must not contravene Luxembourg international public order,

-	the foreign order must not have been rendered subsequent to an evasion of Luxembourg law (“fraude à la loi”).

(k)	The provisions stating that no failure, abstention or delay in exercising any rights or remedies shall operate as a waiver of such rights or remedies may not be enforceable to the extent that under the proper circumstances a delay, abstention or failure to exercise a right within the contractual period of time may operate as bar to the exercise of such rights or remedies thereafter.

(l)	Any provisions allowing the conversion of claims between currencies would not be enforceable in Insolvency Proceedings, where claims (in particular those to be proofed in the proceedings) have generally to be converted at the rate in force at the day of opening of the Insolvency Proceedings, any indemnities in relation to currency conversions or loss due to such conversions may not be enforceable in case of exchange made due to mandatory provisions of Luxembourg insolvency laws, and any indemnity obligations which purport to continue after the opening of Insolvency Proceedings may not be enforceable to that extent.

(m)	A power of attorney and mandate, as well as any other agency provisions (including but not limited to, powers of attorney and mandates expressed to be irrevocable) granted and all appointments of agents by any of the Companies, explicitly or by implication, will terminate by law and without notice upon the relevant Company’s bankruptcy (failllite), become ineffective upon the Company entering controlled management and suspension of payments (gestion contrôlée et sursis de payment) and, under Luxembourg law, may be capable of being revoked by the Company despite their being expressed to be irrevocable.

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(n)	The question as to whether any provision of the Agreements which is or becomes invalid on account of illegality may be severed from the other provisions of the Agreements would be determined by the Luxembourg courts at their discretion.

(o)	The provisions of the jurisdiction clauses in the Agreements whereby the taking of proceedings in one or more jurisdictions shall not preclude the taking of proceedings in any other jurisdiction, whether concurrently or not, might not be entirely enforceable in a Luxembourg court. If proceedings were previously commenced between the same parties and on the same grounds as the proceedings in Luxembourg, a plea of pendency might be opposed in the Luxembourg court and proceedings either stayed pending the termination of the proceedings abroad or dismissed, as the case may be.

(p)	Penalty clauses (clauses pénales), and similar clauses on damages or liquidated damages, as governed by article 1152 and articles 1226 et seq. of the Luxembourg civil code are allowed to the extent that they provide for a reasonable level of damages. The judge has however the right to reduce (or increase) the amount thereof if it is unreasonably high (or low). The provisions of article 1152 and articles 1226 et seq. of the civil code are generally considered to be a point of public policy under Luxembourg law. It is possible that a Luxembourg court would consider them to be a point of international public policy that would set aside the relevant foreign governing law.

(q)	Contractual limitations of liability are unenforceable in case of gross negligence or wilful default.

(r)	Clauses that grant to one of the parties the power to determine, in its absolute discretion, certain facts, to fix the terms and conditions of the obligations of the other party or to determine unilaterally the commitments of the obligor, may be declared void by a Luxembourg court (if competent) on the basis of articles 1170 and 1174 of the Luxembourg civil code (condition purement potestative, one-side clause). It is generally held that such clauses are voidable only if they are expressed in favour of the obligor and grant the latter the discretionary power or right to determine its obligations, Articles 1170 and 1174 of the Luxembourg civil code are considered to be a point of public policy under Luxembourg law. It is possible that a Luxembourg court would consider them to be a point of international public policy that would set aside the relevant foreign governing law.

(s)	Regarding security interests, Luxembourg law requires the continuous possession of the collateral by the pledgee or a third party holder to validly maintain the pledge. With respect to the granting of further collateral through substitution, we believe (although the matter cannot be free from doubt) that in bankruptcy proceedings in Luxembourg, a Luxembourg court would first look to the law of the location of the collateral (pursuant to the lex rei sitae) in determining whether a substitution will be deemed to constitute a new security interest or will be viewed as the confirmation of the maintenance of

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an existing security interest. If the Luxembourg court were to apply Luxembourg law, the granting of further collateral through substitution during the suspect period (as defined above) would (by reference to Belgian case law to which Luxembourg courts would presumably turn) not be deemed to constitute new security provided that substitution of collateral maintains the existing pledge. According to Belgian case law (and Belgian legal doctrine), the existing pledge is maintained if (i) the new assets do not have a value in excess of, and are of the same nature as, the assets that are replaced (because a creditor is not entitled to strengthen or increase its security interest through substitution to the prejudice of other creditors); and (ii) the replacement is simultaneous (in order for the possession to be deemed uninterrupted).

In a Luxembourg bankruptcy situation, the failure to maintain the existing pledge could lead to invalidation of the new pledge upon the replacement collateral, if it was granted during the pre-bankruptcy suspect period, since it could be deemed to cover an antecedent debt.

(t)	Notwithstanding the foreign jurisdiction clause, Luxembourg courts would have in principle jurisdiction for any conservatory or provisional action in connection with assets located in Luxembourg and such action would most likely be governed by Luxembourg law.

(u)	The contractual provision in some of the Agreements allowing the service of process against the Companies to a service agent could be overridden by Luxembourg statutory provision allowing the valid service of process against the obligor in accordance with applicable laws at its domicile. We express no opinion on the validity or enforceability of waivers granted for futures rights. If the designation of a service agent constituted (or were deemed to constitute) a power of attorney or mandate (mandat), whether or not irrevocable, it will terminate by force of law, and without notice, upon the occurrence of insolvency events affecting the Companies. We express no opinion as regards the effectiveness or ineffectiveness and the consequences thereof, of a purported revocation by any of the Companies of a power of attorney expressed to be irrevocable.

(v)	Except for the opinion expressed in paragraph 4.(f) above, we express no opinion as to tax laws or regulations whatsoever in respect of the Companies or the tax consequences of the transactions contemplated by the Agreements (or any document in connection therewith). No opinion is given as to whether the performance of the Agreements (or any document in connection therewith) would cause any debt/equity or other ratios possibly agreed with the Luxembourg tax authorities to be exceeded or as to the consequences thereof.

(w)	Certain obligations may not be the subject of specific performance pursuant to court orders, but may result only in damages. Accordingly, Luxembourg courts may issue an award of damages where specific performance is deemed impracticable or an award of damages is determined adequate.

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(x)	Interest may not accrue on interest that is due on capital, unless such interest has been due for at least one year (article 1154 of the civil code). The right to compound interest is limited to cases where (i) the interest has been due for at least one year and (ii) the parties have specifically provided in an agreement (to be made after that interest has become due for at least one year) that such interest may be compounded (or absent such agreement, the creditor may file an appropriate request with the relevant court). The provisions of article 1154 of the civil code are generally considered to be a point of public policy under Luxembourg law. It is possible, although it is highly unlikely, that a Luxembourg court would consider them to be a point of international public policy that would set aside the relevant foreign governing law.

(y)	No opinion is expressed as to the validity and enforceability of provisions whereby interest on overdue amounts or other payment obligation shall continue to accrue or subsist after judgement.

(z)	There is, to our knowledge, no Luxembourg case law or legal doctrine on the validity and enforceability (under Luxembourg law) of subordination provisions as the ones contained in some of the Agreements. It is our view that Luxembourg courts would in order to assess the validity and enforceability of the subordination provisions mainly turn to Belgian case law and prevailing legal doctrine according to which subordination provisions contained in an agreement are legal, valid and enforceable against the parties to such agreement, but not against third parties which are not party thereto.

(aa)	Any indemnity provision entitling one party to recover its legal and other enforcement costs and expenses from another party may be limited in terms of items or amounts as a Luxembourg court (if competent) deems appropriate.

(bb)	We express no opinion in respect of the effectiveness of clauses which provide that amendments to an agreement can only be made, and waivers can only be granted, in writing.

(cc)	Claims may become barred under statutory limitation period rules and may be subject to defences of set-off or counter-claims. We express no opinion as to whether any provision of the Agreements conferring a right of set-off, of subrogation, a preferential payment right or a right of payment before due date or similar rights would be effective against a bankruptcy receiver, liquidator, or a creditor.

(dd)	We express no opinion as to validity or the enforceability of any clauses providing for the bringing of claims, the proving of debts or the taking of any other formal procedural steps in a Luxembourg court by any party who is not personally entitled to such claim, action or formal step, including any claims to be brought by a trustee or receiver for the enforcement of any rights to which it is not personally entitled.

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(ee)	We express no opinion as regards the enforceability of any security interest or guarantee created by any of the Agreements in case of novation.

(ff)	This legal opinion is as of this date and we undertake no obligation to update it or to advise of changes hereafter occurring. We express no opinion as to any matters other than those expressly set forth herein, and no opinion is, or may be, implied or inferred herefrom. We express no opinion as to matters of fact. This legal opinion is strictly limited to the Agreements and does not relate to any extent to any other agreement or matter.

6.	This legal opinion is given on the express condition, accepted by each person who is entitled to rely on it, that this legal opinion and all rights, obligations or liability in relation to it are governed by, and shall be construed in accordance with, Luxembourg law and that any action or claim in relation to it can only be brought exclusively before the courts of Luxembourg. Luxembourg legal concepts are expressed in English terms and not in their original French or German terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. It should be noted that there are always irreconcilable differences between languages making it impossible to guarantee a totally accurate translation or interpretation. In particular, there are always some legal concepts which exist in one jurisdiction and not in another, and in those cases it is bound to be difficult to provide a completely satisfactory translation or interpretation because the vocabulary is missing from the language. We accept no responsibility for omissions or inaccuracies to the extent that any are attributable to such factors.

This legal opinion is given to you exclusively in connection with the entry by the Companies into the Agreements. You may not give copies of this legal opinion to others, or enable or allow any person or persons to make public, to quote, to circulate, to rely upon, to refer to or otherwise use part or all of this legal opinion, without our prior written permission. Notwithstanding anything to the contrary set forth herein, this opinion may be relied upon by Ropes & Gray LLP in connection with the delivery of the opinion in connection with the exchange offer contemplated by the Registration Rights Agreement.

Sincerely, LOYENS WINANDY

By:	/s/ Dirk Leermakers
Dirk Leermakers

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